Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Completion of Partial Repurchases of Senior Notes

BEIJING, September 24, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced that the Company has completed two tranches of partial repurchases of certain senior notes listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”).

The Company’s Senior Notes set forth in the tables below (the “Existing Senior Notes”) are listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained herein.

From March 3, 2020 to September 10, 2020

From March 3, 2020 through September 10, 2020, the Company made on-market repurchases of its 14.2% and 7.75% senior notes in accordance with the terms and conditions of that series of notes. The table below sets the total cumulative principal amount of each series repurchased by the Company from March 3, 2020, the date of the Company’s last announcement regarding repurchase and cancellation of senior notes, through September 10, 2020, the total cumulative principal amount repurchased as a percentage of the original issue size and the outstanding principal amount of each series after the cancellation of the total cumulative principal amount repurchased:

Senior Notes	ISIN Code/Common Code	Total Cumulative Principal Amount Repurchased from March 3, 2020 to September 10, 2020	As a Percentage of the Original Issue Size	Outstanding Principal Amount after Cancellation, as of September 10, 2020
14.2% Senior Notes in an aggregate principal amount of US$300,000,000 (including US$100,000,000 tap issue) due 2021	XS1943449022 /194344902	US$5,500,000	1.83%	US$292,000,000
7.75% Senior Notes in an aggregate principal amount of US$300,000,000 due 2021	XS1567240418 /156724041	US$5,000,000	1.67%	US$258,800,000

From September 10, 2020 to September 24, 2020

From September 10, 2020 through September 24, 2020, the Company repurchased portions of its 8.875%, 7.75%, 14.2% and 14.5% senior notes in accordance with the terms and conditions of each series of the Existing Senior Notes. The table below sets the total cumulative principal amount of each series repurchased by the Company from September 10, 2020 through September 24, 2020, the total cumulative principal amount repurchased as a percentage of the original issue size and the outstanding principal amount of each series of the Existing Senior Notes after the cancellation of the total cumulative principal amount repurchased:

Senior Notes	ISIN Code/Common Code	Total Cumulative Principal Amount Repurchased from September 10, 2020 to September 24, 2020	As a Percentage of the Original Issue Size	Outstanding Principal Amount after Cancellation, as of September 24, 2020
8.875% Senior Notes in an aggregate principal amount of US$300,000,000 due 2020	XS1718488064 /171848806	US$20,000,000	6.67%	US$278,400,000
7.75% Senior Notes in an aggregate principal amount of US$300,000,000 due 2021	XS1567240418 /156724041	US$34,000,000	11.33%	US$224,800,000
14.2% Senior Notes in an aggregate principal amount of US$300,000,000 (including US$100,000,000 tap issue) due 2021	XS1943449022/ 194344902	US$38,000,000	12.67%	US$254,000,000
14.5% Senior Notes in an aggregate principal amount of US$300,000,000 due 2023	XS2176792658 /217679265	US$500,000	0.17%	US$299,500,000

About Xinyuan Real Estate

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Investor Contact:

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com